Alexco Resource Corp.
Management’s Discussion and Analysis
For the three month and nine month periods ended March 31, 2009

General

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated May 12, 2009 and provides an analysis of Alexco’s unaudited interim consolidated financial results for the three month and nine month periods ended March 31, 2009 (“F2009-Q3”) compared to the same period in the previous year (“F2008-Q3”).

The following information should be read in conjunction with the Corporation’s March 31, 2009 unaudited interim consolidated financial statements with accompanying notes (“F2009-Q3 Interim F/S”) and with the Corporation’s audited consolidated financial statements with accompanying notes and related MD&A for the year ended June 30, 2008, which were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All dollar figures are expressed in Canadian dollars (C$) unless otherwise stated. The accounting policies have been consistently followed in preparation of these consolidated financial statements as outlined in the Corporation’s June 30, 2008 audited consolidated financial statements, subject to the adoption of new accounting policies as outlined in the F2009-Q3 Interim F/S. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com or on SEDAR at www.sedar.com.

Except where specifically indicated otherwise, technical information included in this MD&A regarding Alexco’s mineral properties has been prepared by or under the supervision of Stan Dodd, LG (Wash), Vice President, Exploration for Alexco and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

Cautionary Statement on Forward-Looking Statements

This MD&A contains “forward-looking statements”, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not otherwise comply with NI 43-101, using the historical terminology, if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101 and if so includes an explanation of the differences, and (d) includes any more recent estimates or data available. Such historical estimates are presented concerning certain of the Corporation’s properties described herein.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards under Industry Guide 7 normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

Overall Performance

During the three months ended March 31, 2009, the Corporation incurred a total of $5,589,000 in exploration and acquisition cost in respect of its mineral properties, materially all on its Keno Hill silver district holdings and in respect of the Bellekeno property in particular. In July 2008, the Corporation had commenced driving a 650 meter decline to access the former underground workings, and break-through into those workings was achieved in December 2008. An underground definition and exploration drill program commenced in February 2009 to further define and potentially expand the silver-lead-zinc mineralization already outlined in the “99”, Southwest and East zones of the Bellekeno resource, and to support a development decision with respect to the Bellekeno mine in summer 2009.

On October 2, 2008, the Corporation entered into a silver purchase agreement with Silver Wheaton Corp. (“Silver Wheaton”) under which Silver Wheaton will purchase 25% of the life of mine silver produced by the Corporation from its Keno Hill District mineral properties, including McQuesten. The Corporation will receive deposit payments from Silver Wheaton totaling US$50 million, plus a further payment of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of silver delivered, as and when delivered. The agreement provides that prior to the commencement of commercial production, all deposit payments received from Silver Wheaton must be expended on the development and construction of the Bellekeno mine. An initial deposit payment of US$15 million was received in December 2008, and the remaining US$35 million is paid on a monthly draw-down basis commencing once a positive development decision has been made and subject to certain other conditions including the Corporation having sufficient committed funds available to complete construction and achieve production within specified time frames.

In its consulting and environmental services business, Alexco realized revenues of $1,242,000 and $4,336,000 during the three month and nine month periods ended March 31, 2009 respectively, compared to $1,296,000 and $4,403,000 during the same periods in 2008. Gross margin from its consulting group for the three months ended March 31, 2009 was 20.9% compared to 9.3% in the comparative quarter, and for the nine months ended March 31, 2009 was 23.9% compared to 18.9% in 2008.

The Corporation’s cash and cash equivalents at March 31, 2009 totaled $11,773,000 compared to $13,005,000 at June 30, 2008. Net working capital plus the unexpended balance of Silver Wheaton deposit payments included in long-term restricted cash and deposits totaled $20,928,000 compared to $12,292,000 at June 30, 2008. At March 31, 2009, the amount of restricted cash and deposits available only for expenditure on the Bellekeno property under the silver purchase agreement with Silver Wheaton totaled $10,388,000.

Results of Operations

Keno Hill Silver District

In July 2008, development commenced on a new underground decline to access and rehabilitate the historic underground workings at Bellekeno, to allow for further underground exploration and definition drilling of the Bellekeno resource (which remains open at depth) as well as bulk sampling. Measuring 4.5 meters by 4.5 meters, the new decline accesses the former Bellekeno workings in the area of the “99” zone, which is centrally located between the silver-lead rich Southwest zone and the zinc-silver rich East zone. Break-through was achieved in December 2008, and the underground definition and exploration drilling program commenced in February 2009 and remains ongoing. Initial results from definition diamond drilling in the upper portion of the East zone have confirmed and extended the high grade silver-zinc mineralization previously identified in surface drilling in 2007, as disclosed in the news release dated April 20, 2009 entitled “Alexco Announces Initial Underground Drill Results, Bellekeno Mine”. Also, initial chip-channel sampling results have confirmed historical assays from the central area of the Southwest zone, as disclosed in the news release dated May 6, 2009 entitled “Alexco Announces Interim Underground Drill Results, Bellekeno Mine”. Further interim results are expected to be released periodically as the underground program progresses.

In February 2009, Alexco filed its Bellekeno mine project proposal under the Yukon Environmental and Socioeconomic Assessment Act (Canada) (“YESAA”). The filing and consequential evaluation of the project proposal under YESAA is part of the regulatory process that governs the eventual issuance of the Quartz Mining License and Type A Water Use License, being the primary permits Alexco will require to commence commercial operations at the Bellekeno mine. The project proposal evaluation under YESAA is in progress, with the public comment period open until May 27, 2009 and the YESAA recommendation report expected in early June.

In March 2008, Alexco initiated an extensive surface drill program for the summer within the Keno Hill district, focused at the Onek, Lucky Queen, Keno 700 and Hector Calumet historic mine areas. Results from this program were disclosed in news releases dated July 2, 2008 entitled “Alexco Announces Initial 2008 Drill Results at Keno Hill”; September 18, 2008 entitled “Alexco Announces Additional 2008 Drill Results at Keno Hill”; and January 21, 2009 entitled “Alexco Announces Final 2008 Drill Results from Keno Hill Silver District”. Results of all 2008 Keno Hill drill holes, in addition to all previously released Keno Hill drill hole results, as well as plan sections for the areas drilled showing the 2008 completed drill holes, are available for review on the Alexco website at www.alexcoresource.com.

Substantially all of the Corporation’s exploration activities during the nine months ended March 31, 2009 have been conducted on its Keno Hill silver district properties. The Keno Hill mining district is located in Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“FNNND”). In 2007 and 2008, the Corporation entered into negotiation and cooperation agreements with FNNND which cover all of the Corporation’s exploration, environmental care and maintenance and closure remediation activities in the district, and provide a framework for negotiating a comprehensive cooperation and benefit agreement should the Corporation make a decision to develop a mine in the district.

The district consists of approximately 23,350 hectares of mining leases, quartz claims and crown grants. The district has numerous occurrences of mineral deposits and prospects, including over 30 historic mines. The Yukon Government's published Minfile database states that between 1941 and 1989, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.52 ounces per ton silver, 5.62% lead and 3.14% zinc. Mine operations closed down in 1989 when United Keno Hill Mines Limited put the district on care and maintenance in the face of rising costs and environmental regulatory pressures.

A significant component of the Corporation’s exploration activities in the Keno Hill district have been focused on the Bellekeno historic mine area. As reported in the news release dated January 30, 2008 entitled “Alexco Outlines New Zinc-Silver Zone at Bellekeno and Updates Resource Estimate”, Alexco has so far defined an inferred Bellekeno resource estimated at 537,400 tonnes grading 1,016 grams per tonne silver, 13.5% lead, 10.7% zinc and 0.4 grams per tonne gold, with an aggregate silver equivalent grade** of 2,216 grams per tonne. This NI 43-101 compliant independently-prepared resource estimate is based on a 1,000 grams per tonne silver equivalent** cutoff for the Southwest and East zones and a 15 ounces per ton silver cutoff for the historic resource for the “99” zone, and is summarized as follows:

Category	Zone	Tonnage	Ag	Pb	Zn	Au	AgEq
		[Tonnes]	[gpt]	[%]	[%]	[gpt]	[gpt]
Inferred	99†**	55,700	1,593	11.1	5.5	0.0	2,375
	Southwest‡**	302,100	1,357	20.4	5.5	0.4	2,494
Sub-Total Inferred	99+Southwest	357,800	1,394	19.0	5.5	0.4	2,476

	East‡**	179,600	263	2.0	21.3	0.6	1,698
Total Inferred		537,400	1,016	13.5	10.7	0.4	2,216

*	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
†	Reported at a cut-off of 15 troy ounces per ton silver. Silver grades capped at 100 troy ounces per ton.
‡	Reported at a cut-off of 1,000 grams per tonne silver equivalent. Grades not capped.
**	Metal price and recovery factor assumptions for silver equivalent calculations: US$8.00 Silver troy ounce, US$0.45 per pound Lead, US$0.75 per pound Zinc, recovery assumed 100%. Gold not used in silver equivalent calculation.

In July 2008, the Corporation released a preliminary economic assessment (“PEA”) in respect of the Bellekeno property. As reported in the news release dated July 9, 2008 entitled “Alexco Releases Positive Preliminary Economic Assessment on Bellekeno Deposit, First of Several Potential Silver Production Opportunities in the Keno Hill Silver District”, the independently-prepared PEA outlined a project with average annual mine production of 3.3 million ounces of silver, 30.1 million pounds of lead and 24.5 million pounds of zinc over an initial 5 year mine life. The PEA estimated total capital costs to bring the Bellekeno deposit into production to be C$61.2 million, including initial working capital and a 25% contingency. This capital cost estimate included C$10 million in respect of development work that is already being carried out as part of the current Bellekeno underground rehabilitation, preparatory to the underground advanced exploration and definition drilling program commencing in February 2009. An additional C$12.45 million in sustaining capital was estimated over the initial 5 year mine life.

The project economics for the Bellekeno deposit as presented in the PEA are summarized as follows:

Bellekeno Deposit Economic Results and Metals Pricing

		Base Case		Forward Looking
		3 Year		Metal Prices and
		Average [1]		Exchange Rates [2]
Payback
Period	years	1.6		1.4
IRR (pre-tax)%		55.5		48.5
NPV at 8%
(pre-tax)	Million US$	87		57.1
					2012 and
Prices			2010	2011	Beyond
Lead	US$/lb	0.81	0.70	0.50	0.50
Zinc	US$/lb	1.24	1.00	0.90	0.75
Silver	US$/oz	11.69	16.00	14.50	12.25
Gold	US$/oz	625.60	890.00	780.00	700.00
Exchange	US$/C$	0.89	0.95	0.93	0.90
Rate

NOTE:

1.	Prices are quoted from London Metal Exchange and are rolling averages through May 2008.
2.	Based on Alexco-compiled consensus long-term commodity price and exchange forecasts as of June 19, 2008 as published publicly by a basket of independent Canadian and US investment analysts

As noted in the PEA, the economic evaluation of the Bellekeno property uses 100% inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. This economic evaluation is preliminary in nature, and there is no guarantee that the inferred mineral resources will be upgraded to a higher resource category and there is no certainty that the economic results of the study will be realized.

McQuesten Property

On October 20, 2008, the Corporation completed the exercise of its option to acquire from a third party the remaining 30% interest in the McQuesten property by issuing 210,000 common shares, valued at $315,000, and granting a net smelter return royalty to the optionor over certain McQuesten and proximal Keno Hill district claims ranging from 0.5% to 2%.

Consulting Services

The Corporation operates an environmental consulting business providing a range of services to the mining industry and other clients. Through its wholly owned subsidiaries, Access Mining Consultants Ltd. (“Access”), Alexco Resource U.S. Corp. and, with respect to services provided in the Keno Hill district, Elsa Reclamation & Development Company Ltd. (“ERDC”), the Corporation provides management of the regulatory and environmental permitting process, environmental assessments and reclamation and closure planning. The Corporation also owns certain patent rights allowed and pending related to mine reclamation and closure processes including the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

Consulting group revenues were $1,242,000 and $4,336,000 during the three month and nine month periods ended March 31, 2009 respectively, compared to $1,296,000 and $4,403,000 during the same periods in 2008. Gross profit for the current quarter was $259,000 for a margin of 20.9%, compared to $121,000 and a margin of 9.3% in 2008. Gross profit for the nine months ended March 31, 2009 was $1,035,000 for a margin of 23.9%, compared to $834,000 and a margin of 18.9% in 2008. The reduced margin in the comparative quarter in 2008 was due primarily to certain non-recurring cost overruns in that period in respect of ERDC’s Keno Hill district care and maintenance activities. ERDC is retained through the Government of Yukon to carry out environmental care and maintenance activities in the Keno Hill district during the period required to develop and obtain acceptance and regulatory approval for a district closure reclamation plan, for a fixed annual fee that reduces by 15% each year until all site specific care and maintenance activities have been replaced by final reclamation activities.

General, Administration and Corporate

Excluding write-downs for goodwill, intangible assets and mineral properties and deferred exploration costs, general and administrative expenses during the three and nine month periods ended March 31, 2009 were $2,136,000 and $5,748,000 respectively, compared to $2,163,000 and $5,172,000 respectively for the same periods in 2008. Expenses for salaries and contractors and stock-based compensation during the third quarter of each of the 2009 and 2008 fiscal years include costs associated with the Corporation’s annual awards of cash bonuses and incentive stock option grantings to its employees. The primary reason for the increase in total general and administrative expenses year-to-date over 2008 was higher professional fees, particularly in association with the negotiation and completion of the agreement with Silver Wheaton.

Interest income was $41,000 and $203,000 respectively for the three month and nine month periods ended March 31, 2009, compared to $175,000 and $799,000 respectively for the same periods in 2008. Interest income was higher in 2008 due to interest earned on $10 million in restricted funds held during that period in trust to the Corporation’s benefit pending the occurrence in November 2007 of the final closing by which the Corporation completed the acquisition of its primary holdings in the Keno Hill district, and because of generally higher market interest rates in the comparative periods.

Impairment Provisions

During the latter portion of calendar 2008, a significant deterioration occurred in the world economic climate due to factors that included but were not limited to crises in the banking and financial industries. The impacts were wide-ranging and included significant reductions in liquidity in credit and capital markets, reduced availability of capital, significant declines in prices for commodities such as oil and base metals, declines in the market prices for publicly traded shares and other securities, and declines in levels of economic activity generally. In light of these events, as at December 31, 2008 management undertook impairment reviews of the carrying amounts of the Corporation’s property, plant and equipment, mineral properties and deferred exploration costs, intangible assets and goodwill. Management carried out these reviews using its best estimates, based on assumptions that it believed reflected the most probable set of economic conditions and planned courses of action.

Based on these reviews, management determined that the carrying amounts for the customer relationships intangible asset, property, plant and equipment and mineral properties and deferred exploration costs relating to all of the Corporation’s mineral property interests other than Brewery Creek were fully recoverable from estimated future cash flows and therefore no impairment write-down was required.

However, due to changes in management’s estimates of the time and costs required to complete the underlying reclamation project services, the remaining unamortized carrying amount for the reclamation project intangible asset was determined to be unrecoverable and was written off. Furthermore, given the level of uncertainty in the current economic climate world-wide, management reduced its estimate of the future cash flows expected to be realized from the Corporation’s patents, and as a result the carrying amounts for certain of the patents were determined to no longer be fully recoverable and were accordingly written down to their estimated fair values. Effective December 31, 2008, the Corporation recognized write-downs of its intangible assets totaling $852,000, of which $253,000 was in respect of its reclamation project assets and $599,000 was in respect of its patent assets.

With respect to the Brewery Creek mineral property, no significant exploration activity had been carried out since 2006, nor was any planned in the near term. While the Corporation had no intention to allow the Brewery Creek property to lapse, given the level of uncertainty in the current economic climate its carrying amount was determined to be unrecoverable and was written down by $2,430,000 to a nominal value of $1,000.

The Corporation’s goodwill arose on the acquisition of Access in 2006. Representing a combination of the value of the assembled workforce and the potential benefits of management expertise and experience to the Corporation’s mineral exploration activities in the Yukon’s Keno Hill district, it was assigned to the Corporation’s mineral properties segment. While the carrying amounts of the Keno Hill mineral property interests were determined to be recoverable from estimated future cash flows, given the level of uncertainty in the current economic climate and resultant increase in capital market risk aversion, and the consequential decrease in the Corporation’s entity fair value as indicated by its traded market capitalization, management determined that the current fair value of this goodwill had been reduced to nil. As a result, effective December 31, 2008 the Corporation recognized an impairment write-down for the full carrying amount of its recorded goodwill, being $917,000.

Partially offsetting the impact of these provisions were resultant future income tax recoveries totaling $931,000.

Outlook

The Corporation commenced the Bellekeno underground definition and exploration drilling program in February 2009. As at the date of this MD&A, approximately 50% of the planned 10,000 meters of underground drilling has been completed. The Corporation has also initiated detailed mine planning, including detailed engineering for mine and mill complexes through third party consultants, and is coordinating this activity with the underground drilling and potential bulk sampling program schedule with the objective of reaching a development decision in respect of the Bellekeno mine during summer 2009 so as to achieve commercial production at Bellekeno during calendar 2010.

As discussed above, the Bellekeno Mine project proposal has been filed under YESAA, and the YESAA recommendation report is expected by early June 2009. This recommendation report is one of the elements that must be considered by the applicable regulatory bodies under the processes by which a Quartz Mining License and a Type A Water Use License are issued, being the two primary permits necessary to operate the Bellekeno mine. Issuance of the Quartz Mining License is necessary to enable commencement of civil construction at site, and is anticipated to occur in late summer 2009. Issuance of the Type A Water Use License is necessary to enable commencement of mine operations once construction is completed, and is expected to occur early in calendar 2010 and prior to the planned mine operations start-up date.

Also as discussed above, the deteriorated economic climate has had a number of impacts, including significant declines in prices for base metals such as lead and zinc. However, prices for precious metals such as gold and silver have remained relatively strong. While the economic climate increases the development risk for the Bellekeno mine in general, the impact is less significant for a high-grade primary silver resource such as Bellekeno, and is further mitigated by the Corporation’s silver purchase agreement with Silver Wheaton which is expected to provide a significant portion of the capital required to bring the Bellekeno mine into production. Nonetheless, the Corporation remains exposed to development risk with respect to Bellekeno, including but not limited to adverse changes in the estimated capital and operating costs, the geologically speculative nature of inferred resources and the availability of additional finance should the capital requirements exceed the funding available under the Silver Wheaton agreement.

The Corporation is currently planning its summer 2009 surface exploration program for its Keno Hill silver district properties, including an anticipated 8,000 to 10,000 meters of surface drilling. Between 2006 and 2008, Alexco diamond drilled 14 of the approximately 35 historical mine areas in the Keno Hill silver district, and the 2009 program will focus on a combination of follow up work, continued systematic drill evaluation of untested historical mine areas, and a new program designed to begin testing for “blind” deposits based on recently completed computer modeling of district-wide historical data. Surface drilling is also planned for the areas immediately adjacent to Bellekeno to test potential parallel mineralized structures.

With respect to its consulting services group, the Corporation remains engaged in the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill under its contract through ERDC with the Yukon Government and in accordance with the Subsidiary Agreement, and continues to service its private sector client base in the Yukon through Access. Similarly, the Corporation intends to continue expanding its environmental services activities over the 2009 calendar year, not only in the Yukon and Northwest Territories as it leverages recent increases in staff with environmental, permitting and management expertise, but also in the United States and elsewhere as it realizes the benefits of business development efforts undertaken over the past year.

The Corporation notes that the deteriorated economic climate may limit opportunities to expand, or may even reduce, its environmental services activities. However, a significant component of the services performed for clients are required by regulation and are not optional expenditures. While the degree of uncertainty is relatively high, management’s best estimate is that the current economic climate will not have a significant adverse impact in the near term on the consulting services group.

Summary of Quarterly Results

Key financial information for the first two quarters of the 2009 fiscal year as well as the quarters spanning the two most recent fiscal years is summarized as follows, reported in thousands of dollars except for per share amounts:

(unaudited)					Expenditures on
					Mineral
				Loss per Share	Properties and
				(Basic and Fully	Deferred
Period	Revenue	Gross Profit	Net Loss	Diluted	Exploration

F2007-Q1	1,331	401	(56)	($0.00)	3,207
F2007-Q2	854	253	(512)	($0.02)	2,514
F2007-Q3	766	98	(1,311)	($0.04)	2,355
F2007-Q4	1,102	378	(609)	($0.02)	4,039
F2007 Total	4,053	1,130	(2,488)	($0.08)	12,115
F2008-Q1	1,388	449	(481)	($0.01)	3,788
F2008-Q2	1,719	264	(605)	($0.02)	3,029
F2008-Q3	1,296	121	(1,401)	($0.04)	2,373
F2008-Q4	1,333	229	(1,481)	($0.04)	4,640
F2008 Total	5,736	1,063	(3,968)	($0.11)	13,830
F2009-Q1	1,537	518	(659)	($0.02)	6,287
F2009-Q2	1,557	258	(5,017)	($0.13)	6,602
F2009-Q3	1,242	259	(1,730)	($0.04)	5,589
F2009 YTD	4,336	1,035	(7,406)	($0.19)	18,478

The net losses in F2007-Q3, F2007-Q4, F2008-Q3 and F2009-Q3 are each significantly affected by stock-based compensation expense recognitions of $2,076,000, $137,000, $520,000 and $507,000 respectively. The reduced gross margins in F2008-Q2, F2008-Q3 and F2008-Q4 reflect the combination of the cost-share impact and cost increases realized under the Keno Hill contract. The reduced gross margin in F2009-Q2 reflects a $120,000 estimated contract loss provision recorded that quarter in respect of ERDC’s Keno Hill district care and maintenance activities. The net losses of each of F2007-Q3, F2008-Q3 and F2009-Q3 reflect costs associated with the Corporation’s annual awards of cash bonuses and incentive stock option grantings to its employees. The net loss for F2007-Q3 also reflects a net income tax recovery of $1,560,000 resulting from the impact of the recognition of a future income tax benefit arising from the renunciation of flow-through expenditures in the quarter and the resultant reversal of a future income tax asset valuation allowance. The net loss in F2008-Q4 reflects increased general and administrative expenses, including professional fees, as well as an increase in the future income tax valuation allowance arising from losses for tax purposes generated within the consulting group subsidiaries. The net loss in F2009-Q2 reflects the impact of increased professional fees relating to the Silver Wheaton agreement and impairment write-downs recorded that quarter of $852,000 in respect of intangible assets, $2,430,000 in respect of the Brewery Creek mineral property and $917,000 in respect of goodwill, partially offset by resultant future income tax recoveries totaling $931,000. The increased mineral property and deferred exploration expenditures in F2009-Q1 through F2009-Q3, and in part F2008-Q4, reflects the commencement of development of the underground decline at the Bellekeno property.

Liquidity and Capital Resources

At March 31, 2009, the Corporation had cash and cash equivalents of $11,773,000. The Corporation’s net working capital plus the unexpended balance of Silver Wheaton deposit payments included in long-term restricted cash and deposits totaled $20,928,000, of which $10,388,000 was restricted to being available only for expenditure on the Bellekeno property under the silver purchase agreement with Silver Wheaton.

The Corporation has no investments in asset backed commercial paper and faces no known liquidity issues in any of its investments.

Cash used in operating activities was $1,231,000 and $2,990,000 respectively for the three and nine month periods ended March 31, 2009, versus $1,116,000 and $3,089,000 respectively for the same periods in 2008. Excluding the increase in restricted cash and deposits from the $18,210,000 Silver Wheaton deposit payment received in F2009-Q2, cash used in investing activities was $2,300,000 and $10,816,000 respectively for the three and nine month periods ended March 31, 2009, versus $2,816,000 and $9,669,000 respectively for the same periods in 2008. While investment expenditures on mineral properties and deferred exploration costs have been significantly higher in fiscal 2009 than in fiscal 2008, due primarily to increased expenditures on the Bellekeno property, this increase was significantly offset by decreases in restricted cash and deposits as funding for the Bellekeno expenditures was drawn from the Silver Wheaton deposit cash. Beyond that due to receipt of the Silver Wheaton deposit payment in F2009-Q2, the year-to-date increase in the Corporation’s restricted cash and deposits is due primarily to having posted $298,000 in additional reclamation security in F2009-Q1 upon receipt in July 2008 of a mining land use permit in connection with the development of the underground decline at Bellekeno.

On October 23, 2008, the Corporation issued by way of private placement 3,500,000 flow-through shares on a brokered basis at $2.00 per share, for aggregate gross proceeds of $7,000,000. The agent to the private placement was paid a commission of 6% of the gross proceeds and received broker’s warrants to acquire 210,000 non-flow-through shares at any time until October 23, 2009 at a price of $2.00 per share. On March 17, 2009, the Corporation issued by way of private placement a further 3,428,572 flow-through shares on a non-brokered basis at $1.75 per share, for aggregate gross proceeds of $6,000,000.

As at March 31, 2009, in respect of the March 2009 flow-through share issuance the Corporation remained committed to incur further renounceable exploration expenditures by December 31, 2010 totaling $5,931,000. In respect of the October 2008 flow-through share issuance, and for all prior flow-through share issuances, the Corporation’s expenditure obligation had been met in full.

Under the silver purchase agreement with Silver Wheaton, the Corporation is to receive deposit payments totaling US$50 million, plus a further payment of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of silver delivered. The agreement also provides that prior to the commencement of commercial production, all deposit payments received from Silver Wheaton can only be expended on the development and construction of the Bellekeno mine, being one of the Corporation’s Keno Hill District properties.

Under the agreement, the deposit balance is drawn down on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by Silver Wheaton at the time. After the initial 40 year term of the agreement, the Corporation is required to refund the balance of any deposit payments received and not yet drawn down. The Corporation would also be required to refund the balance of deposit payments received and not yet drawn down if Silver Wheaton exercised its right to terminate the agreement in an event of default by the Corporation, which would include a failure to meet certain Bellekeno mine construction milestones. The Corporation will be required to refund a pro-rata portion of the balance of the deposit not yet drawn down to the extent the Bellekeno mine has not achieved a production rate of 400 tonnes of ore per day by December 31, 2013.

An initial deposit payment under the agreement of US$15,000,000 (C$18,210,000) was received by the Corporation in December 2008 and recorded in restricted cash and deposits. The remaining US$35 million is paid on a monthly draw-down basis to fund the Bellekeno mine infrastructure and processing facility construction costs, commencing once the Corporation has made a positive development decision and subject to certain other conditions including the Corporation having sufficient committed funds available to complete construction and achieve production within specified time frames.

The Corporation currently has sufficient capital resources to service the working capital requirements of its consulting services business and its corporate offices and administration for at least the next 12 month period and to meet the flow-through exploration expenditure commitment incurred under the share issuance completed in March 2009. It also has sufficient capital resources to carry out the underground drilling, bulk sampling and other mine planning initiatives expected to be required to make a development decision with respect to the Bellekeno mine by summer 2009. However, to continue the long-term exploration and development of its mineral properties and bring any of them into commercial production, even with allowance for receipt of the remaining Silver Wheaton deposit payments of US$35 million for construction of the Bellekeno mine, the Corporation will likely require additional funding.

The Corporation has historically obtained its main source of funding from equity issuances, though will consider all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. Particularly in the current economic environment, there can be no assurance of continued access to finance, including project debt finance for Bellekeno as well as new equity capital, in the future, and an inability to secure such finance may require the Corporation to substantially curtail and defer its planned exploration activities. Until this period of significant weakness and unpredictability in financial markets subsides, the risk that the Corporation will be unable to obtain additional finance will remain elevated.

Share Data

As at the date of this MD&A, the Corporation has 43,079,586 common shares issued and outstanding. In addition, there are outstanding stock options and warrants for a further 3,801,100 and 2,094,689 common shares respectively.

Use of Financial Instruments

The majority of the Corporation’s cash and cash equivalents at March 31, 2009 were held in the form of bankers’ acceptances, with the balance held in the form of demand deposits. The Corporation’s restricted cash and deposits were held in the form of bankers’ acceptances and term deposits. The Corporation’s only other financial instruments were its trade and other accounts receivable and its accounts payable and accrued liabilities.

All bankers’ acceptances held at March 31, 2009 carried initial maturity periods of three months or less, and their fair values have been estimated by the Corporation by making reference to published yields for such instruments. All term deposits held at March 31, 2009 are included in long term restricted cash, though as individual financial instruments carried initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. Given their short term nature and low investment risk, the Corporation had estimated that the carrying amounts of the term deposits approximate their fair values. The Corporation holds no derivative instruments, and has not employed any hedging activities.

Substantially all of the Corporation’s cash, demand deposits, bankers’ acceptances and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables, and the Corporation’s maximum credit risk exposure in respect of its receivables is represented by their carrying amount. Management actively monitors the Corporation’s exposure to credit risk under its financial instruments, particularly with respect to receivables, and has increased its focus on credit risk given the impact of the current economic climate on its customer base. The Corporation considers the risk of loss to be significantly mitigated due to the financial strength of the Corporation’s major customers, which include government organizations as well as substantial corporate entities. As at March 31, 2009, no material provision had been recorded in respect of impaired receivables.

The Corporation currently has only limited exposure to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its property, plant and equipment and mineral properties are located, and significantly all of its revenue is earned, in Canada. Should the Corporation be successful in its efforts to increase the consulting services provided in the US market, its exposure to exchange rate risk would accordingly be increased. The Corporation’s exposure to exchange rate risk will also increase as deposit advances are received under the Silver Wheaton silver purchase agreement, and as it develops and constructs any mines at Bellekeno or any other of its mineral properties.

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Related Party Transactions

In January 2009, NovaGold Resources Inc. (“NovaGold”) reduced its shareholding in the Corporation to nil, and as a consequence ceased to be a related party of the Corporation. During the three month and nine month periods ended March 31, 2009, and while it was a related party, the Corporation incurred technical service fees with NovaGold totaling $19,000 and $222,000 respectively (2008 – $161,000 and $608,000 respectively), which have been capitalized to mineral property and deferred exploration costs. At June 30, 2008, accounts payable and accrued liabilities included $58,000 due to NovaGold.

During the three month and nine month periods ended March 31, 2009, the Corporation incurred $16,000 and $64,000 respectively (2008 – $28,000 and $75,000) in respect of rent expenses for office space under an agreement with Access Field Services, a company owned by certain officers of the Corporation’s subsidiary Access. At both March 31, 2009 and June 30, 2008, accounts payable and accrued liabilities include $nil due to Access Field Services.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported.

Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Nonetheless, the degree of variance between management’s best estimates and other reasonable assumptions is unusually high due to the degree of volatility present in the current economic climate. With respect to assumptions regarding commodity prices and exchange rates, management has determined its best estimates of these items for the current period based on consensus investment analyst forecasts, with year-on-year pricing for silver ranging from US$13.50 to US$14.00 per ounce; for gold ranging from US$750 to US$850 per ounce; for zinc ranging from US$0.70 to US$1.00 per pound; for lead fixed at US$0.50; and for the Canadian dollar fixed at US$0.90.

The critical accounting estimates used in preparing the Corporation’s financial statements are listed below.

Mineral Properties and Related Deferred Costs

The Corporation records its interests in mineral properties at cost. Exploration expenditures relating to mineral properties that the Corporation has acquired, or has the right to acquire, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned. Grassroots exploration expenditures, incurred prior to the Corporation acquiring or obtaining the right to acquire a mineral property, are expensed.

Management of the Corporation reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value.

As noted above under “Results of Operations – Impairment Provisions”, as at December 31, 2008 management undertook an impairment review of the carrying amount of the Corporation’s mineral properties and deferred exploration costs, and as a result the Brewery Creek property was written down to a nominal value of $1,000.

As at March 31, 2009, management concluded that there had been no events or changes in circumstances since the last impairment review which indicated that the carrying amount of any of its mineral properties may not be recoverable.

Asset Retirement Obligations

The Corporation’s asset retirement obligations (“ARO”) relate to expected reclamation and closure activities at its mineral properties. The ARO are accreted to full value over time through periodic accretion charges. Evaluations of the ARO at each mineral property are based on formal reviews which are conducted annually at a minimum and otherwise upon the occurrence of significant new events or changes in circumstances. The Corporation prepares estimates of the timing and amount of expected cash flows associated with its ARO, retaining independent advisors where considered appropriate. The carrying amounts of its ARO are measured by discounting the expected cash flows using an appropriate interest rate.

At March 31, 2009, the Corporation’s ARO totaled $869,000, comprised of $293,000 relating to reclamation obligations arising from the development of the underground decline at the Bellekeno property, and $576,000 relating to reclamation and closure activities at the Brewery Creek property including site reclamation and facilities removal and post-closure monitoring.

Approximately two thirds of the Brewery Creek ARO costs pertain to post-closure monitoring expected to span roughly the next ten years, with the balance pertaining to site reclamation and facilities removal expected to be completed within the next two years. The Corporation has determined the Brewery Creek ARO based on an evaluation report prepared by independent advisors. In accordance with Canadian GAAP, the Corporation has used the various classifications of probability within that report to determine the fair value of the ARO. The report included identification of additional contingent mitigation measures that might potentially be required, assessing the likelihood of such measures being required as “possible”, “unlikely” or “very unlikely”. The ARO recorded in respect of Brewery Creek at March 31, 2009 of $576,000 materially provides for all planned activities plus all contingent mitigation measures with an assessed likelihood of “possible” and “unlikely”. In the highly unlikely event that all identified contingent mitigation measures should be required, including those with an assessed likelihood of “very unlikely”, this Brewery Creek ARO would need to be increased to approximately $2.3 million.

The Bellekeno property ARO has been determined by the Corporation based on evaluations and estimations prepared internally. Given the relatively limited nature of underground development currently under way at Bellekeno, the Corporation considers it very unlikely that actual reclamation expenditure requirements will be materially greater than the ARO as currently recorded.

Management’s determination of the Corporation’s ARO is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. The making of such evaluations and estimates is subject to significant inherent uncertainty. The future cash flows required to settle the Corporation’s ARO may therefore vary materially from those anticipated by the ARO currently recognized in its balance sheet, and periodic re-evaluations of that ARO may result in material changes to its balance.

Intangible Assets

Intangible assets are recorded at cost less accumulated amortization. Amortization for patents is calculated on a straight-line basis over their estimated useful lives. The Corporation assesses the recoverability of definite life intangible assets if there are indications of impairment. In performing this analysis, management considers such factors as current results, trends and future prospects, in addition to other economic and regulatory factors. When the carrying value of an intangible asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset, is below the asset’s carrying value. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.

As noted above under “Results of Operations – Impairment Provisions”, as at December 31, 2008 management undertook an impairment review of the carrying amount of the Corporation’s intangible assets, and as a result the Corporation recognized write-downs of its intangible assets totaling $852,000, of which $253,000 was in respect of its reclamation project assets and $599,000 was in respect of its patent assets.

As at March 31, 2009, management concluded that there had been no events or changes in circumstances since the last impairment review which indicated that the carrying amount of any of its intangible assets was impaired.

Goodwill

Goodwill, which arose on the acquisition of Access in 2006, represented the value of the assembled workforce and the potential benefits of management expertise and experience to the Corporation’s mineral exploration activities in the Yukon’s Keno Hill district, and was assigned to the Corporation’s mineral properties segment. The Corporation evaluates impairment, on at least an annual basis and otherwise where events may indicate impairment, by comparing the estimated fair value of the reporting units to which goodwill was allocated to their carrying amounts.

As noted above, in light of the impact of the current economic climate, as at December 31, 2008 management undertook an impairment review of the carrying amount of the Corporation’s goodwill. Upon review, and given the level of uncertainty in the current economic climate including the resultant increase in capital market risk aversion, management determined that the current fair value of this goodwill had been reduced to nil. As a result, effective December 31, 2008 the Corporation recognized an impairment write-down for the full carrying amount of its recorded goodwill, being $917,000.

Revenue Recognition

Revenue from all consulting services is recognized under the proportional performance method based on an output appropriate to the particular service contract, such as provision of billable hours or performance of agreed service deliverables. Where the Corporation commits to provide service deliverables under a fixed price contract, estimated costs remaining to complete the contract are regularly reviewed and full provision is made immediately for any anticipated loss. Recognition of all revenue is subject to the provision that ultimate collection be reasonably assured at the time of recognition.

Under the terms of the Subsidiary Agreement, ERDC is responsible for carrying out environmental care and maintenance activities in the Keno Hill district during the period required to develop and obtain acceptance and regulatory approval for the Keno Hill district closure reclamation plan, for a fixed annual fee that reduces by 15% each year until all site specific care and maintenance activities have been replaced by final reclamation activities. The total amount of estimated care and maintenance fees over the remaining anticipated period is recognized as revenue over that period on a straight-line basis. The Corporation could incur significant costs while undertaking such care and maintenance activities, should it take a longer period than anticipated to obtain acceptance and approval for the closure reclamation plan and commence reclamation activities. As at December 31, 2008 and based on management’s best estimates of the time required to commence reclamation activities and the costs of carrying out care and maintenance activities in the interim, the Corporation recorded a loss provision in respect of this contract totaling $120,000.

Stock Options and Warrants

The Corporation accounts for stock options at fair value. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred exploration costs for grants to individuals working directly on mineral projects. Warrants granted are recorded at estimated fair values using the Black-Scholes option pricing model. Determining the inputs required for option pricing models requires highly subjective assumptions including the expected price volatility and the expected life of the option or warrant. Changes in these subjective inputs can materially affect the result, and therefore any such model does not necessarily provide a reliable single measure of fair value.

Future Income Taxes

The Corporation uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is estimated and recorded.

Changes In and Initial Adoption of Accounting Policies

Under Canadian GAAP, the Corporation has been required to adopt certain new and revised accounting standards for interim and annual financial statements relating to its 2009 fiscal year commencing July 1, 2008, pertaining to accounting changes and to financial instruments.

Capital Disclosures

New CICA Accounting Handbook Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed and requires the following disclosures:

(A)	qualitative information about the entity’s objectives, policies and processes for managing capital;

(B)	summary quantitative data about what it manages as capital;

(C)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and

(D)	when it has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Financial Instruments

New CICA Accounting Handbook Sections 3862, “Financial Instruments – Disclosures”, and 3863, “Financial Instruments – Presentation”, replace existing Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments to the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks.

Inventories

New CICA Accounting Handbook Section 3031, “Inventories”, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard is not expected to have a material impact on the Corporation’s financial statements as it has held no significant inventories in the past and does not anticipate holding any in the period of initial application.

The Corporation has not adopted any accounting policies during this 2009 fiscal year where the adoption was voluntary or did not result from new or revised accounting standards.

For interim and annual financial statements relating to its fiscal year commencing July 1, 2009, the Corporation will be required to adopt new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.

For interim and annual financial statements relating to its fiscal year commencing July 1, 2011, the Corporation will be required to adopt new CICA Accounting Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests”. Handbook Section 1582 replaces existing Handbook Section 1581 “Business Combinations”, and Handbook Sections 1601 and 1602 together replace Handbook Section 1600 “Consolidated Financial Statements”.

The adoption of Handbook Sections 1582, and collectively, 1601 and 1602 provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 “Business Combinations” and International Accounting Standard IAS 27 “Consolidated and Separate Financial Statements” respectively.

The Corporation has not yet determined the effect if any that the adoption of this new standard will have on its financial statements.

Furthermore, under a pronouncement issued by the Canadian Accounting Standards Board in February 2008, effective for its 2012 fiscal year the Corporation will be required to adopt International Financial Reporting Standards (“IFRS”) in replacement of Canadian GAAP, including restatement of amounts reported for comparative purposes. The conversion to IFRS will impact the Corporation’s accounting policies, information technology and data systems, internal control over financial reporting and disclosure controls and procedures, and the Corporation is currently in the process of developing its change-over plan for the conversion.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Corporation’s financial statements are prepared. As required under Multilateral Instrument 52-109, management advises that there have been no changes in the Corporation’s internal control over financial reporting that occurred during the most recent interim period, being the three months ended March 31, 2009, that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Risk Factors

The following are major risk factors management has identified which relate to the Corporation’s business activities. Such risk factors could materially affect the Corporation's future financial results, and could cause events to differ materially from those described in forward-looking statements relating to the Corporation. Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Corporation's business and operations.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to the Corporation’s properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or technical studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of appropriate technical studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of the Corporation to sell, and profit from the sale of any eventual production from any of the Corporation’s properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of the Corporation and therefore represent a market risk which could impact the long term viability of the Corporation and its operations.

Keno Hill District

While the Corporation has conducted exploration activities in the Keno Hill district, further review of historical records and additional exploration and geological testing will be required to determine whether any of the mineral deposits it contains are economically recoverable. There is no assurance that such exploration and testing will result in favourable results. The history of the Keno Hill district has been one of fluctuating fortunes, with new technologies and concepts reviving the district numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the Keno Hill properties.

Under the terms of the Subsidiary Agreement, ERDC is responsible for carrying out the environmental care and maintenance of the UKHM properties during the period required to develop and obtain acceptance and regulatory approval for the Keno Hill district closure reclamation plan, for a fixed annual fee that reduces by 15% each year until all site specific care and maintenance activities have been replaced by final reclamation activities. The Corporation could incur significant costs while undertaking such care and maintenance activities, should it take a longer period than anticipated to obtain acceptance and approval for the closure reclamation plan and commence reclamation activities.

Permitting and Environmental Risks and Other Regulatory Requirements

The current or future operations of the Corporation, including development activities, commencement of production on its properties and activities associated with the Corporation's mine reclamation and remediation business, require permits or licenses from various federal, territorial and First Nation governmental authorities, and such operations are and will be governed by laws, regulations and agreements governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which the Corporation may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which the Corporation might undertake, including but not limited to the Bellekeno mine project.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in mine reclamation and remediation activities may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities could have a material adverse impact on the Corporation. As well, policy changes and political pressures within and on federal, territorial and First Nation governments having jurisdiction over or dealings with the Corporation could change the implementation and interpretation of such laws, regulations and permits, also having a material adverse impact on the Corporation. Such impacts could result in one or more of increases in capital expenditures or production costs, reductions in levels of production at producing properties or abandonment or delays in the development of new mining properties.

Environmental Consulting Services

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation, remediation or environmental services could adversely affect demand for the Corporation's services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for the Corporation's services.

Two of the Corporation’s customers, including the Government of Yukon, accounted for a combined 58% of revenues in the 2008 fiscal year (45% in fiscal 2007). The loss of, or a significant reduction in the volume of business conducted with, either or both of these customers could have a significant detrimental effect on the Corporation’s environmental consulting services business.

The patents which the Corporation owns or has access to or other proprietary technology may not prevent the Corporation's competitors from developing substantially similar technology, which may reduce the Corporation's competitive advantage. Similarly, the loss of access of any of such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to the Corporation's reclamation and remediation business.

The Corporation may not be able to keep pace with continual and rapid technological developments that characterize the market for the Corporation's mine reclamation and remediation services and the Corporation's failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require the Corporation to change the way it conducts its business.

Potential Profitability Of Mineral Properties Depends Upon Factors Beyond the Control of the Corporation

The potential profitability of mineral properties is dependent upon many factors beyond the Corporation’s control. For instance, world prices of and markets for gold and silver are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Corporation cannot predict and are beyond the Corporation’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Corporation.

First Nation Rights and Title

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in the Yukon and including with respect to intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities. There can be no guarantee that such claims will not cause permitting delays, unexpected interruptions or additional costs for the Corporation’s projects.

Title to Mineral Properties

The acquisition of title to mineral properties is a complicated and uncertain process. The properties may be subject to prior unregistered agreements of transfer or land claims, and title may be affected by undetected defects. The Corporation has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Corporation has made efforts to ensure that legal title to its properties is properly recorded in the name of the Corporation, there can be no assurance that such title will ultimately be secured.

Capitalization and Commercial Viability

The Corporation will require additional funds to further explore, develop and mine its properties. The Corporation has limited financial resources, and there is no assurance that additional funding will be available to the Corporation to carry out the completion of all proposed activities, for additional exploration or for the substantial capital that is typically required in order to place a property into commercial production. Although the Corporation has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.